Mail Stop 3561

June 6, 2007

Mr. Michael Hsu
Chief Executive Office
China Discovery Acquisition Corp.
2666 East Bayshore Road, Suite B
Palo Alto, California 94303

> **Re: China Discovery Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed May 15, 2007**
> **File No. 333-140516**

Dear Mr. Hsu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comments 11 and 19 of our letter dated May 8, 2007 and have additional comments. We further note the disclosure on pages 29 and 42 that describe how the company could acquire a Chinese business through the

use of contractual arrangements. Please disclose in the prospectus, the effects of using contractual arrangements for an acquisition, if the company would choose this type of arrangement, such as:

- Whether the parties to the business combination would be: (i) subject to the regulations promulgated by the various Chinese governmental agencies governing the approval process by which a Chinese company may participate in an acquisition of its assets; and (ii) required under Chinese law to make applications to the various Chinese agencies. If not, please explain why. See the related disclosure in the risk factor at the top of page 25.

- If the company believes that it would not be subject to these regulations and would choose not to be confirmed by such agencies, would the company then be subject to any risk that the business combination could be rendered legally ineffective and that the Chinese authorities could suspend the business license of any Chinese entities affiliated with the company and cause an unwinding of the business combination?

- Whether the company would be subject to any of the regulations under Chinese law regarding foreign currency exchange, dividend distribution and other matters as discussed on pages 40-42 of the prospectus. If not, please explain why and discuss any risks to the company if it would choose not to comply with these regulations.

Please revise your risk factors and business sections accordingly.

Cover Page of Prospectus

2.   We note your response to comment 10 of our letter dated May 8, 2007. Please insure that all references to resale are deleted as appropriate. We continue to note references to resale, for example, on page 68.

Proposed Business, page 39

Effecting a Business Combination, page 42

Conversion Rights, page 46

3.   We note your response to comment 25 of our letter dated May 8, 2007. Please disclose whether this change in the traditional conversion process will result in any increased cost to shareholders.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233, with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Fax (212) 818-8881